UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CORRESPONDENCE

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2010
(Date of the earliest event reported)

Simulations Plus, Inc.
(Exact name of registrant as specified in its charter)

California	001-32046	95-4595609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

42505 10th Street West, Lancaster, California 93534-7059
(Address of principal executive offices) (Zip Code)

661-723-7723
Registrant's telephone number, including area code

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Simulations Plus, Inc. Schedule 14A Filed December 15, 2010 File No. 001-32046

Dear Ms. Mills-Apenteng:

We have reviewed your comment letter dated December 22, 2010 and are responding to your comments to the above-referenced Proxy Statement – Schedule 14A of Simulations Plus, Inc. (the “Company” or “we”).  The following is a response to each of your comments (in the order of your comments).

Proposal No.3:  Amendment of Bylaws to Increase Authorized Number of Directors, page 7

1.	Comment:

We note that you believe that increasing the authorized number of directors is in your best interests.  Please revise the proxy to include a more detailed description of the reasons for and general effect of amending your bylaws to increase the minimum and maximum number of directors from the current minimum of three and maximum of five directors to a new minimum of five and maximum of nine directors.  Please see Item 19 of Schedule 14A.

Response:

We will include the following paragraph to our revised Schedule 14A.

The board of directors has recommended expanding the board to allow the company to broaden the board’s perspective in the pharmaceutical and financial communities by increasing the number of outside directors. The current board consists of two founders and three outside directors, one with strong financial experience, one with strong pharmaceutical industry experience, and one with strong R&D management experience. Because the primary focus of the business has evolved over 14 years into the pharmaceutical area, and because the company has been actively seeking acquisitions to expand its business particularly in this area, the board believes that one or more additional members with strong pharmaceutical and/or financial expertise will enhance the board’s ability to oversee and advise management as the company moves forward. Although the board has no immediate plans to expand the board beyond one or two additional members, expanding the authorized size of the board to a minimum of five and maximum of nine members provides room for future growth.

2.	Comment:

You disclose that you have attached a copy of the Certificate of Amendment to the proxy as Appendix A, but it does not appear that Appendix A is included in the filing.  Please revise.

Response:

The Appendix A is attached at the end of this letter, and will be added to Schedule 14A.

Acknowledgement

We acknowledge that;

1.	We are responsible for the adequacy and accuracy of the disclosure in the filing,

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ Momoko Beran
Momoko Beran
Chief financial officer

Appendix A

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS OF
SIMULATIONS PLUS, INC.

The undersigned, the duly acting and qualified Secretary of Simulations Plus, Inc., a California corporation (the “Company”), hereby certifies that the following amendment to the Amended and Restated Bylaws of the Company (the “Bylaws”) was duly adopted by the directors of the Company on [__________], 20[__], and by the shareholders of the Company on [__________], 20[__]:

Article III, Section 2 of the Bylaws entitled “NUMBER OF DIRECTORS” shall be deleted in its entirety and replaced with the following:

“           2.    NUMBER OF DIRECTORS. The authorized number of directors shall be not less than the minimum number nor more than the maximum number specified at the end of this section. The exact number may be changed within those limits by action of the board or the shareholders.

The minimum and maximum numbers cannot be changed, nor can a fixed number be substituted for the minimum and maximum numbers, except by an amendment to the Articles of Incorporation or by an amendment to this bylaw approved by a majority of the outstanding shares entitled to vote. Furthermore, an amendment that would change the minimum number to less than five cannot be adopted if the opposing or nonconsenting shares are equal to one sixty (16 2/3 percent) of the outstanding shares entitled to vote, and no amendment may change the maximum number of authorized directors to more than two times the minimum number minus one.

The exact number of directors shall be 5 until changed as provided in this Article III, Section 2:

Maximum number: 9 Minimum number: 5”

This foregoing statement is true and correct to the best of my knowledge, and this Certificate of Amendment is executed at Lancaster, California as of [__________], 2011.

______________________________
Virginia E. Woltosz, Secretary